UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 12, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Otonomy, Inc.

File No. 333-197365 - CF#35210

Otonomy, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 11, 2014.

Based on representations by Otonomy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.11	through June 18, 2023
Exhibit 10.12	through June 18, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support